UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Signature Eyewear, Inc.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

836-918-104

(CUSIP Number)

October 25, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Springer Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 552,000

	6.	Shared Voting Power 100,000

	7.	Sole Dispositive Power 552,000

	8.	Shared Dispositive Power 100,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 652,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.47%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Craig Springer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 660,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 660,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 660,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mary Jeannean Springer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 660,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 660,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 660,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Signature Eyewear, Inc.
(b)	Address of Issuer’s Principal Executive Offices 498 North Oak Street Inglewood, CA 90302

Item 2.
(a)

Name of Person Filing

The names of the persons filing this statement on Schedule 13G are:

Springer Capital Corporation, a United States company (“Springer Capital “), Craig Springer, a citizen of the United States (“Craig Springer”) and Mary Jeannean Springer, a citizen of the United States (“Mary Jeannean Springer”) (collectively, the “Reporting Persons”).

(b)

Address of Principal Business Office or, if none, Residence

The principal business address for each of Craig Springer and Mary Jeannean Springer is 793 Garrison Court, Grand Junction CO 81506.

The principal  business address for Springer Capital is 793 Garrison Court, Grand Junction CO 81506.

	(c)	Citizenship Springer Capital Corporation is a company formed under the laws of the United States. Craig Springer and Mary Jeannean Springer are citizens of the United States.
	(d)	Title of Class of Securities Common Stock, par value $.0001 per share
	(e)	CUSIP Number 826-918-104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-(c), check this box ☒

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

Springer Capital beneficially owns 652,000 shares of Common Stock consisting of (i) direct ownership of 552,000 shares, and (ii) beneficial ownership of warrants exercisable for 100,000 shares of Common Stock.  The warrants are held directly by Home Loan and Investment Company, an affiliate of Springer Capital solely for the purposes hereof (“Home Loan”).

Craig Springer and Mary Jeannean Springer beneficially own 660,000 shares of Common Stock consisting of (i) direct ownership of 200 shares; (ii) beneficial ownership of 100 shares held by Buck Creek Partners, in which they are partners; (iii) beneficial ownership of 200 shares held in two (2) IRAs; (iv) beneficial ownership of 300 shares held in three (3) custodial accounts; (v) beneficial ownership of 7,200 shares held by their daughter, Amanda C. Springer; (vi) beneficial ownership of 552,000 shares held by Springer Capital, in which they hold a controlling interest; and (vii) beneficial ownership of warrants exercisable for 100,000 shares of Common Stock held by Home Loan.

	(b)	Percent of class:

Springer Capital beneficially owns 652,000 shares of Common Stock representing 10.47% of all the outstanding shares of Common Stock.

Craig Springer and Mary Jeannean Springer beneficially own 660,000 shares of Common Stock representing 10.6% of all the outstanding shares of Common Stock.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote

Springer Capital has the sole power to vote or direct the vote of 552,000 shares.

Craig Springer has the sole power to vote or direct the vote of 400 shares.

Mary Jeannean Springer has the sole power to to vote or direct the vote of 100 shares.

		(ii)	Shared power to vote or to direct the vote
Springer Capital has the shared power to vote or direct the vote of 652,000 shares. Craig Springer and Mary Jeannean Springer have the shared power to vote or direct the vote of 660,000 shares.
		(iii)	Sole power to dispose or to direct the disposition of

Springer Capital has the sole power to dispose or to direct the disposition of 552,000 shares.

Craig Springer has the sole power to dispose or to direct the disposition of 400 shares.

Mary Jeannean Springer has the sole power to dispose or to direct the disposition of 100 shares.

(iv) Shared power to dispose or to direct the disposition of
Springer Capital has the shared power to vote or direct the vote of 652,000 shares. Craig Springer and Mary Jeannean Springer have the shared power to vote or direct the vote of 660,000 shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit B attached hereto.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2004

SPRINGER CAPITAL CORPORATION

By:	/s/ Craig N. Springer

Title:	President

/s/ Craig N. Springer
By:	Craig Springer

/s/ Mary Jeannean Springer
By:	Mary Jeannean Springer

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Signature Eyewear, Inc., dated as of October 25, 2004, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 25, 2004

SPRINGER CAPITAL CORPORATION

By:	/s/ Craig N. Springer

Title:	President

/s/ Craig N. Springer
By: Craig Springer

/s/ Mary Jeannean Springer
By: Mary Jeannean Springer

EXHIBIT B

IDENTIFICATION OF MEMBERS OF THE GROUP

Springer Capital Corporation

Craig Springer

Mary Jeannean Springer